[redacted]

02022526

VF 4-4-02

RECEIVED APR - 2 2002 PROCESSING 365 WASH., D.C.

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 52991 |

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT
# FORM X-17A-5 (A)
# PART III

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: thinkorswim, Inc. CRD # 106069

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3304 N. Lincoln
(No. and Street)

Chicago (City) IL (State) 60657 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel Blom 773 435-3210
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gleeson, Sklar, Sawyers, Cumpata LLP
(Name – *if individual, state last, first, middle name*)

2400 Big Timber Rd. (Address) Elgin (City) IL (State) 60123 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 05 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

VF 4-4-02

## OATH OR AFFIRMATION

I, Joel Blom, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thinkorswim, Inc, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Donald E. Roberts 3/22/02

Notary Public

"OFFICIAL SEAL"
DONALD E. ROBERTS
Notary Public, State of Illinois
My Commission Expires 06/13/05

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC MAIL PROCESSING SECTION
RECEIVED
APR - 2 2002
WASH. D.C.
365

March 22, 2002

Securities and Exchange Commission
450 5th Street, NW
Washington DC 20549

RE: Thinkorswim, Inc. -- CRD No. 106069

I am sending our Form X-17A-5 that was inadvertently omitted from our filing package of our annual audit which you received on February 28, 2002 (FedEx tracking# 826852392950). Please file this with the copy of our audit.

If you have any questions or suggestions for additions, please contact me.

Sincerely,

Joel F. Blom
President

Cc: SEC, Chicago IL
NASD, Rockville MD
NASD, Chicago IL